                                   [GRAPHIC]




                                                              [GRAPHIC]
                                                      -----------------
2002                                                           New York
  Annual Report                                     Mercantile Exchange

                                   [GRAPHIC]



New York                       Houston                  Washington, D.C.             London
World Financial Center         1000 Louisiana Street    1331 Pennsylvania Ave., N.W. 35 Piccadilly
One North End Avenue           Suite 1095               Suite 550                    London W1J0DW
New York, NY 10282-1101        Houston, TX 77002        Washington, D.C. 20004       United Kingdom
212-299-2000                   713-658-9292             202-662-8770                 011-44-20-7437-2933

Table of Contents


Letter from the Chairman and President                           2

Introduction                                                     4

Core Business                                                    6

Ring of Market Sophistication                                    8

Ring of Asset Return                                             9

Ring of Derivative Markets                                      10

Ring of Investment Alternatives                                 12

Ring of Market Expansion                                        14

Ring of Technological Advancement                               16

Board of Directors                                              18

New York Mercantile Exchange Clearing Member Firms              19

NYMEX Division Member Firms                                     20

COMEX Division Member Firms                                     21

Senior Staff                                                    22

Financial Information                            Inside Back Cover

The New York Mercantile Exchange grew to new heights during 2002, tapping its deep roots of market development, technological innovation, and towering financial strength to provide the widest possible canopy of risk management tools that enable the marketplace to cope with a profoundly changed economic landscape.

Trading activity in the core futures and options markets burst forth to nearly 134 million contracts, an almost 30% gain for the year. Trading records in many individual contracts reflected a sharp increase in market activity as did after-hours activity on the NYMEX ACCESS(R) electronic trading system in its first full year of operations on an internet platform.

NYMEX Division seat values progressively reached new highs throughout the year, closing 2002 at an unprecedented $1.3 million.

The new branches of products and services represent evolutionary developments in the field of financial risk management. They build on the expertise in markets, trading strategies, and technology that has been nurtured at the Exchange since it first sprouted on the New York business scene 131 years ago as the Butter and Cheese Exchange, a sapling in a forest of commodity and financial exchanges that dotted market centers around the country during the industrial revolution.

The Exchange began its current growth spurt nearly a quarter of a century ago, when it established itself as the world's premier forum for energy trading. The Exchange has continued to mature and expand since the NYMEX/COMEX merger nearly a decade ago propelled it into the position of the largest physical commodity futures exchange, offering markets in strategic products - energy and precious and base metals.

The year 2002 presented many of the greatest challenges in the history of the Exchange, as it provided a solid base to an energy industry buffeted by shock waves that reverberated constantly as firm after firm revealed financial weaknesses. Customers developed heightened concerns about the credit worthiness of their trading partners amid the revisions of financial statements, an increase in credit risk, and concerns about market liquidity. The strength of the Exchange has always served to shore the shifting earth of the energy industry by making energy values transparent and clearing trades. Never was this truer than in 2002. In addition to providing a base of security and integrity for the industry, it expanded its risk management services to embrace the off-exchange arena.

As the scope of the Exchange's markets widens, it provides market participants with an ever broader range of choices to hedge risks across a wider field of activity in the underlying markets.

The year 2002 was the second full year since the demutualization of the Exchange. The board of directors of NYMEX Holdings, Inc., voted in November 2002 to declare and distribute a one-time dividend of $5 million to stockholders of record as of January 2, 2003, the first dividend issued by the holding company of the New York Mercantile Exchange, Inc., since the demutualization of the Exchange in November 2000. Each stockholder received $6,127.45 per share of NYMEX Holdings common stock during the week of January 6, 2003.

Lastly, it was year of recovery as we marked the first anniversary of the atrocity of September 11, 2001. During the frenzy of activity in the days immediately following the catastrophe, as the membership and staff labored to restore operations, and even after settling back into a more or less regular daily rhythm, the Exchange community also had to deal with its emotional rehabilitation, while maintaining a steady, reliable, and efficient business operation.

During the year, the Exchange, as a financial institution and as a community of individuals working for a common goal, was faced with great business and personal challenges. That we withstood them is a measure of our courage, perseverance, hard work, and skill. It is safe to say that even greater business challenges may very well lie ahead, but even safer to say that the Exchange stands well prepared for any contingency with the strong support of its extended community of members, staff, and customers.

Vincent J. Viola         J. Robert Collins, Jr.


Chairman of the Board    President

Many view the New York Mercantile Exchange as the redwood of the energy and metals industries; a giant towering above all the subsequent products and services designed to replicate the Exchange's success in offering unsurpassed risk management and efficiency to the industries it serves.

Others see it as an oak, unflinchingly strong and robust, able to weather whatever storm comes its way and emerge stronger and unbowed through the tests of time.

To yet others, the Exchange is most similar to a willow tree because of its flexibility and ability to bend but not break as it adapts its products and services to meet the needs of the customers it serves.

Regardless of type, the analogy to a tree is most appropriate for, at its core, the principles of the New York Mercantile Exchange do not change -- the fundamentals of providing price transparency and market integrity, the attention and emphasis placed on responsiveness to market participants and members; the liquidity and efficiency proffered through open outcry trading and market standardization.

The multiple rings surrounding the core do not each represent another of the 131 years of Exchange existence, but rather further extensions of the Exchange's core business. Each of these rings take on unique attributes and provide specialized functionality and benefits, yet none could exist without the central markets and operations that serve as the basis of the Exchange foundation.

In 1986, the addition of energy options added a wide ring to the Exchange's core that continues to expand. Similarly, the year 1994 was most noteworthy for the NYMEX/COMEX merger and the growth and opportunities it continues to bring to the Exchange as that ring continues to spread. The year 2002 marked the addition of many expanding rings to the tree that is the New York Mercantile Exchange. Most will continue to reinforce and widen our business well into the future.

[Core Business LOGO]

Nearly 25 years ago, the seeds of the Exchange's modern incarnation were planted with the development of a simple futures contract on heating oil -- the only major energy product not subject to price controls at the time, which was also a period of great instability for world energy markets. From the success of that contract, a series of energy futures contracts in gasoline, crude oil, and natural gas also took root, forming a solid, fast-growing, highly liquid market base that developed into a world standard for market transparency, price discovery, and risk management.

The subsequent development of options on futures, after-hours trading via the NYMEX ACCESS(R) electronic trading system, and the merger with the Commodity Exchange, Inc., made the Exchange the largest physical commodities exchange in the world and, as it extended its canopy, it grew to be the principal market forum for energy, precious metals, and, in North America, base metals.

The confidence of the world marketplace in the Exchange is readily apparent from its performance during 2002. Futures and options trading volume totaled a record 133,689,935 contracts, an almost 30% increase over the prior year's volume. Options volume not only set a record for the sixth consecutive year, but also did so with volume that was 47% above options volume in 2001. Record Exchange-wide futures volume increased 26% over the prior year.

Energy futures and options volume set a record with a 32% increase over volume in 2001, and COMEX Division metals also showed strong performance.

Combined COMEX Division futures and options volume increased 19% over 2001. Gold futures volume grew 33%, silver futures trading was up 22%, and copper futures declined 2%, all compared to 2001.

This was also the year that the aluminum futures contract came into its own with the best performance thus far. Record volume of 74,000 contracts was approximately 72% higher than the previous year's volume of 43,089 contracts, evidence that the aluminum industry has come to accept the prices as a standard by which to do business. Credit is also due to Koch Industries, the Exchange's specialist market maker, for its role in helping maintain a liquid market in the young contract. The aluminum contract is the first in which the Exchange instituted a specialist market maker program where a well-capitalized firm is responsible for maintaining an orderly market on the trading floor to help establish a liquidity base in the new product.

The year was the first full year of operation for NYMEX ACCESS(R) on the internet platform, giving qualified traders access to the Exchange's core markets from any internet-enabled computer. To take advantage of the potential increase in trading liquidity and market efficiency, the Exchange early in 2002 eliminated a restriction that had limited the number of NYMEX Division electronic trading privileges to the number of seats on the Exchange. This not only expanded the number of authorized users but also permitted an expansion in the number of simultaneous log-ins. Energy and metals futures trading volume on NYMEX ACCESS(R) was a record 4.9 million contracts in 2002, compared to 2.6 million in 2001, an 88% increase.

The nucleus of the Exchange's business was strong and was the source of the expanding rings of new products, services, and innovations that came to market during the year.

While 2002 was extremely successful from the business, professional, and financial points of view, it was a difficult period on a personal level for many in the Exchange community. Physically reopening the Exchange in the days immediately following the catastrophe at the World Trade Center on September 11, 2001, was indeed an arduous challenge, but dealing with the emotional wound was difficult too, not only due to the personal loss of colleagues and former colleagues, but also through witnessing the aftermath of the tragedy each day. The healing process was helped immensely by an emotional memorial service on the trading floor on September 5, 2002, where more than 3,000 members of the Exchange community stood shoulder-to-shoulder in a moving tribute to the 29 lost members of the close knit community of the New York Mercantile Exchange. Joining the members, staff, and invited guests were more than 300 family members and friends who honored their memory, Gov. George Pataki, and New York City Mayor Michael Bloomberg. Both public officials reinforced the heroism of Exchange members and staff in returning to work so rapidly, in the face of such great loss, to ensure the continuity and efficiency of these markets that were so critical to the global economy.

On September 11, 2002, a glass memorial was unveiled in the lobby of the Exchange building on the day of the city's general memorial observance. It lists the names of the lost members of the Exchange community with reproductions of the floor members' trading badges. The Exchange has permanently retired the badge names.

With the recognition of the essential role that the Exchange markets play in the industries it serves and the goal of never again having to suspend open outcry trading for more than a matter of hours, the Exchange completed construction on a disaster recovery site on Long Island in October, as part of a contingency plan for future disasters. The 1.5-million-square-foot facility includes 10 trading rings: seven for futures trading and three for options trading, as well as 625 booths, 2,500 phone lines, and cubicle space for essential employees.

                         Ring of Market Sophistication

Innovations reflecting skillful use of the care markets grew in 2002. In June, the Exchange launched calendar spread options contracts for crude oil, heating oil, gasoline, and natural gas to help market participants shed some of the seasonal volatility of these products.

Calendar spread options are based on intracommodity spreads, and are an outgrowth of the Exchange's pioneering effort at developing a few years ago crack spread options for crude oil and heating oil and gasoline -- the first exchange-traded intercommodity spread options contracts.

The launch of calendar spread options required innovative programming work, including the ability to report negative strike prices.

The pricing model for spread options was changed to give a better representation of market values, and the method of margining spread options was also changed, resulting in more efficient calculations.

Volume grew steadily in the second half of the year, totaling nearly 104,000 contracts by year-end. Considering the success of the specialist market-maker program in the aluminum futures market, the Exchange is considering implementing a similar program for calendar spread options.

Additionally, the Exchange implemented a trading at settlement (TAS) pilot program in the heating oil and gasoline futures rings in March, initially for 60 days, but subsequently extended into 2003. TAS allows a futures trade executed at any time during the day to be priced at that day's settlement. It is particularly useful to commercial hedgers in the petroleum markets who often use average pricing in physical transactions and in the natural gas markets which also use derivative products based on Exchange pricing. TAS was introduced in 2000 in the crude oil and natural gas rings.

                              Ring of Asset Return

The successful performance of the core markets, expansion of products and services, and cost savings brought the Exchange to an increase in profitability in 2002, the second full year since demutualization.

Financial results were strong throughout the year, in contrast to losses throughout much of 2001, and the board of directors of NYMEX Holdings, Inc., voted in November 2002 to declare and distribute a one-time dividend of $5 million to stockholders of record as of January 2, 2003, with each stockholder receiving $6,127.45 per share.

The financial picture was also reflected in the marketplace's valuation. Seat values on the NYMEX Division set eight records during 2002, breaking the $1 million mark on May 17, and culminating in a record level of $1.3 million on December 19.

COMEX Division seat values also appreciated greatly, reaching $91,000 for a full membership on December 20, and $14,000 for an options seat on December 31, compared with $45,000 and $8,000, respectively, in January 2002. This was the highest price for a full COMEX Division membership seat since a seat sold for $92,500 in May 1998.

The Exchange was also in a position to increase the members' insurance subsidy reimbursement program to $300 per month from $150 beginning in October. The subsidy is available to eligible members to purchase major medical, dental, individual life, or long-term care insurance coverage.

                           Ring of Derivative Markets

The seeds of potential market growth, planted in late 2001 with the introduction of the exchange of futures for swaps (EFS) mechanism in natural gas futures, burst forth into another solid market ring of commercial success during 2002.

EFS transactions allow market participants to exchange a position in the Henry Hub natural gas futures contract for a cash-settled position instead of physical supply, and give market participants the ability to liquidate a swaps position in a market which may otherwise have limited trading opportunities by exchanging it for an Exchange-traded futures position of approximately equal size. This transaction is similar to the popular exchange of futures for physicals (EFP) transaction, long used by Exchange market participants as a flexible means of converting paper positions to physical commodities.

EFS transactions were introduced during the unsettled market conditions that prevailed for several weeks before Enron Corporation filed for Chapter 11 bankruptcy protection in December 2001. The company held sizeable positions on the Exchange and was a large over-the-counter (OTC) market maker in its own right.

The EFS mechanism enabled many market participants to avoid being locked into adverse positions by letting them close out OTC contracts that might otherwise have been illiquid. Enron's on-Exchange positions were also ultimately closed out without disruption as the Exchange and its clearing members maintained vigilant surveillance of on-Exchange positions held by Enron and other market participants.

While the introduction of EFS transactions helped market participants and the Exchange successfully cope with a potentially disruptive situation, the introduction of the EFS mechanism to the energy markets germinated into substantial new opportunities for the Exchange.

EFS transactions in natural gas continued to be an important financial tool throughout the year, even after the immediate crisis had passed, as market participants posted a total of 1 million contracts as EFS transactions by January 10, 2003.

Enron essentially ceased to be a factor in the merchant energy sector after it filed for bankruptcy, yet market participants in the sector continued to feel the after-effects throughout 2002 by being subject to stricter credit scrutiny, and tighter requirements for collateral. Overall, the merchant energy sector withered during the year with a massive loss of market capitalization and greatly reduced trading liquidity.

The new ring of services came full circle on May 31, when the Exchange launched a clearing service for parties to clear bilateral off-Exchange energy transactions. Parties could submit their transactions to the Exchange clearinghouse provided they had an account with an Exchange clearing member firm. By means of a risk management filter, the clearing members vet the credit-worthiness of each customer, relieving market participants of that task. These services were initially available for a slate of 25 standardized energy instruments replicating popular OTC transactions. The instruments included natural gas basis swaps for the price differential between the Henry Hub, the pricing point for the NYMEX Division natural gas futures contract, and market centers throughout the continental United States; a financially settled Henry Hub swap; refined product spread swaps; crude oil swaps; off-exchange bilaterally negotiated crude oil futures contracts; and electricity contracts. The development was driven by the market's need to be able to submit derivative trades to a well-capitalized central clearing organization.

The marketplace responded enthusiastically. By year-end, bilateral transactions cleared through the Exchange were equal to 1.19 quadrillion British thermal units of natural gas and 221,600 megawatt hours of electricity, and another ring of risk management services was firmly established.

While the Exchange had reached into an entirely new market realm, it was the existence of the core markets that made the service viable. The settlement prices of most of the new instruments use the final prices of the core energy futures contracts as an integral component of their own settlement prices. The value of each natural gas basis swaps contract, for example, is based on the differential between the NYMEX Division Henry Hub natural gas futures contract and published index prices for the respective cash market pricing locations.

The ring of services to a wider cross-section of the energy markets expanded outward again in November, with the launch of a slate of 32 electronically traded, cash-settled swaps futures contracts that replicated yet another group of popular bilateral transactions for an hour-and-a-half each day on NYMEX ACCESS(R). In early January 2003, these contracts, along with the financially settled Henry Hub natural gas and West Texas Intermediate calendar swaps futures contracts, were moved to virtual round-the-clock trading on the NYMEX ClearPort(SM) system.

The futures contracts covered additional natural gas basis points, refined products that do not trade in the open outcry markets such as jet fuel and residual fuel oil, refined product location basis and crack spreads, a crude oil spread, and financially settled electricity for various zones of the New York Independent System Operator.

Market participants who desire can also execute an EFS or EFP for these contracts and submit their transactions for clearing through the NYMEX ClearPort(SM) clearing website. The new slate has also proved popular in the market and saw growing use during the waning weeks of 2002.

Margins for positions in these new markets are netted with the futures and short options positions executed in the open outcry markets, reducing costs and improving cash flow for market participants.

                        Ring of Investment Alternatives

The energy futures markets have long been recognized for their value in diversifying investment portfolios because of their often countercyclical nature relative to equities.

Expanding the ring of risk management and market availability to the investment community, the Exchange and the Chicago Mercantile Exchange Inc. (CME) on February 14 announced a cooperative agreement to offer newly created electronically traded fractional offshoots of the bellwether NYMEX Division light, sweet crude oil and natural gas futures contracts. Launched in June, the e-miNY energy futures(SM) are available for trading nearly around the clock through the CME GLOBEX(R) electronic trading platform and clear through the Exchange clearinghouse. At 40% of the size of the standard-sized futures contracts, they are affordable and have attracted considerable interest from investors.

A cross-margining program provides capital efficiencies for market professionals and proprietary accounts by combining into a single portfolio for the purpose of determining margin the positions at joint or affiliated clearing members in baskets of CME and NYMEX or COMEX Division commodities, and the new e-miNY energy futures(SM).

The e-miNYs(SM) were also the focus of a technology initiative - the introduction of wireless hand-held computers that can be used to trade the new contracts from the trading floor, in addition to the stationary terminals that were already in use. The hand-helds are part of an effort to increase the liquidity pool for the fractional contracts by expanding the opportunity for experienced floor traders and personnel to participate in the e-miNY(SM) markets from any location. The pilot program for the wireless hand-held units opened on October 1.

In addition, a six-month liquidity incentive program waived fees and paid 25(cents) per contract for trades in the e-miNY(SM) futures contracts which resulted from standing orders of five seconds or more. The cost of the program was capped at $500,000.

e-miNY energy futures(SM) traded 278,209 contracts from their launch to the end of the year. A market-maker program was approved in 2003 for the e-miNY(SM) to help assure steady liquidity in the new contracts, which is particularly important to investors.

The Exchange also continues to work with the investment community because of the role that the full energy complex and the metals futures and options markets can play as alternative investments to the more traditional investment vehicles in the bond and equity markets.

With the higher levels of activity on both the NYMEX and COMEX Divisions during the year, the investment sector showed increasing interest in the Exchange's energy and metals markets as a means of diversifying its portfolios. During 2002, the average daily correlation of the principal energy and metals markets to the Standard & Poor's 500 index showed very low or negative relationships, making them particularly useful as diversification tools.

The implementation of the squawk box service in the bellwether crude oil and natural gas rings gave investment managers - as well as commercial hedgers - yet another tool that enhanced market efficiency and helped them maximize their opportunities. The squawk box is a subscription service, available through the Exchange website, that provides live commentary from the crude oil and natural gas rings.

Dinner meetings are held throughout the year to update key commodity trading advisors and institutional fund managers on new Exchange initiatives and the opportunities they create.

                            Ring of Market Expansion

The Exchange plans to reintroduce open outcry electricity futures trading during 2003 to the central energy complex. The resumption of electricity futures through a set of financially settled PJM-West futures contracts is a further affirmation of its commitment to offering comprehensive risk management and price discovery services to every segment of the energy industry.

The PJM-West electricity futures will be unique in that there will actually be three different contracts, reflecting the utility industry's practice for pricing near-term and forward purchases - one based on a daily floating price for each peak day of the month; one based on a daily floating price for each peak day of the week; and one based on the daily floating price for the next peak day.

The innovative design of the contracts is a result of the close collaboration of the Exchange and the electricity industry to develop the financial tools that will combine the flexibility the industry requires with the liquidity and security it is currently lacking in those markets. Events over the last few years have clearly demonstrated the severe need for risk management tools and price transparency similar to those available and used by every other major energy market.

In many respects, electricity is not materially different from other physical commodities, and the power markets meet the three criteria needed for successful futures markets: volatile pricing, product fungibility, and a wide universe of buyers and sellers. The Exchange's open outcry western power futures contracts grew steadily from their pioneering launch in 1996 to record volume and open interest in March of 1998. The following month, California restructured, or actually re-regulated, its power industry, prohibiting investor-owned utilities from using forward markets, which shifted the markets to short-term transactions. This made the futures market moot and the contracts withered.

By making the new electricity futures contracts available by open outcry, the marketplace will be able to take advantage of the deep liquidity and solid market expertise available on the trading floor each day, and will broaden its base yet further.

In another step that helps preserve the role of Lower Manhattan as the financial capital of the world, and offers opportunities for growth and expansion, the Exchange agreed in 2002 to lease space to the New York Board of Trade, whose trading and back office facilities were destroyed in the attack on the World Trade Center. That exchange will move into the Exchange building during 2003 and will share the seventh floor trading floor with the COMEX Division.

This move will be beneficial to the members and member firms of both institutions by creating both efficiencies and additional business opportunities though an expanded community of traders and markets.

                       Ring of Technological Advancement


The technology initiatives undertaken by the Exchange during the year have extended the rings of services and market accessibility further, with work in progress that holds the potential for further growth during the coming year.

The devastation wreaked on the financial district from the attack on the World Trade Center on September 11, 2001, necessitated the rapid completion of the migration of the NYMEX ACCESS(R) electronic trading system to an internet-based platform as the best chance of quickly reopening the Exchange. An all-out effort got the system up and running, and allowed the markets to reopen within just three days.

The development, however, had a far deeper implication than letting the Exchange be the first in New York to reopen its markets. It meant that web-based trading was now irrevocably intertwined with the Exchange's markets, and matured as another ring of innovative services to the energy industry as the calendar flipped over to 2003.

January 16, 2003, saw the launch of one of the Exchange's most ambitious projects, the web-based NYMEX ClearPort(SM) technology network that combines a wide range of trading services, bilateral clearing, and trade confirmations on a single platform.

It is an extremely flexible system offering market participants wide latitude in meeting their needs; it allows trading firms to use front-end applications that best fit their trading requirements. The system lets commercial traders quote transactions in standard commercial units, such as barrels or British thermal units, while converting them to cleared contract equivalents. It uses enterprise-wide credit limits across both traded and cleared-only transactions to allow for prudent risk management, supports negatively priced contracts allowing the trading of basis differentials, and is scaleable, allowing for future growth.

The newest slate of futures contracts that are traded solely electronically were moved from NYMEX ACCESS(R) to the ClearPort(sm) trading platform, along with the cash-settled Henry Hub swap futures contract and a West Texas Intermediate swap futures contract. These futures contracts are now available for competitive trading nearly around the clock, Sunday night through Friday afternoon. Other components of the NYMEX ClearPort(sm) technology platform also allow market participants to directly post an EFP or EFS in these contracts for clearing. NYMEX ClearPort(sm) clearing, introduced in May as the Exchange's clearing website, is also available to participants who wish to submit for clearing-bilateral transactions in the slate of 23 of the original 25 standardized non-Exchange-traded contracts.

Also provided is the NYMEX ClearPort(sm) confirmation service that allows market participants to streamline principal-to-principal transactions by automatically matching data of off-Exchange trades for confirmation.

The Exchange's website is an integral part of its business, and this ring of services expanded in October with the launch of the redesigned website. The massive redesign project involved the conversion of 3,000 pages and resulted in a site that offers interactive charting capability, more robust market data, extensive historical data for every commodity traded on the Exchange, and an overall fresh look and feel.

The performance of the Exchange during 2002 was a vivid demonstration of the flight to qualify by participants in the energy and metals markets facing turmoil in financial markets at home and abroad. It is evident that the initiatives undertaken by the Exchange during the year, and the system of guarantees provided by its clearinghouse to mitigate counterparty credit risk have a great deal of value to those faced with unstable energy and metals prices. In the face of markets that are reacting to unrest or even the chance of war in key oil-producing areas, or are responding to the bankruptcy and the precipitous drop in market capitalization of large energy merchants, the Exchange is there as a reliable, liquid, transparent trading forum.

At its root, all of the accomplishments and initiatives of the past year trace their success, along with the rationale for their development, back to a common root - the open outcry energy and metals futures and options markets. The world looks to the activity on these markets for price transparency and the ability to transfer market risk to other parties who are willing to accept those risks for the possibility of realizing a profit, or who have opposite risk profiles they are in turn seeking to offset. The rings that expand the reach of the markets, either through new contracts, market mechanisms, or technology, help market participants achieve their goals in a more efficient, cost-effective way.

As new financial theories and technological advancements develop, the Exchange will continue to be there to apply them to its ever-expanding concentric web of products and services - extending, but never departing from, the Exchange core mission of providing service and efficiency to its members and customers.

2002 Board of Directors

Vincent Viola
     Chairman

Mitchell Steinhause
     Vice Chairman

Richard Schaeffer
     Treasurer

Gary Rizzi
     Secretary

Scott Hess
     Executive Committee Member

Eric Bolling

Madeline Boyd

Joseph Cicchetti

John Conheeney

Joel Faber

Melvyn Falis

Stephen Forman

Kenneth Garland

George Gero

David Greenberg

E. Bulkeley Griswold

Jessee Harte

Steven Karvellas

Harley Lippman

Michel Marks

Kevin McDonnell

John McNamara

Gordon Rutledge

Richard Saitta

Robert Steele

Michael Devaney
     COMEX Governors
     Committee Chairman

John Hanemann
     COMEX Governors
     Committee Vice Chairman

--------------------------------------------------------------------------------

------------------------------------------------------      ------------------------------------------------------
Total Exchange:                                             NYMEX Division:
Volume and Open Interest                                    Total Volume and Open Interest

    2002                 2001                 2000              2002                 2001                 2000
  [Graphic]            [Graphic]            [Graphic]         [Graphic]            [Graphic]            [Graphic]
#133,693,939          103,025,093          104,075,238      #116,137,703         # 88,257,203         # 88,721,329
*  4,184,210         *  3,201,638         *  2,853,303      *  3,542,596         *  2,664,596         *  2,226,978

                                   #Futures   *Options                                         #Futures   *Options
------------------------------------------------------      ------------------------------------------------------

------------------------------------------------------
COMEX Division:
Total Volume and Open Interest

    2002                 2001                 2000
  [Graphic]            [Graphic]            [Graphic]
# 17,551,743         # 14,767,890         # 15,353,909
*    641,614         *    538,042         *    626,325

                                   #Futures   *Options
------------------------------------------------------

------------------------------------------------------      ------------------------------------------------------
NYMEX Division:                                             COMEX Division:
Seat Values:                                                Seat Values:
High and Low                                                High and Low

    2002                 2001                 2000              2002                 2001                 2000
 [Graphic]            [Graphic]            [Graphic]        [Graphic]            [Graphic]            [Graphic]
# $1,300,000         # $825,000           # $725,000        # $91,000            # $60,000            # $65,500
* $  825,000         * $685,000           * $550,000        * $43,000            * $39,000            * $32,500

                                   #High     *Low                                              #High     *Low
------------------------------------------------------      ------------------------------------------------------

New York Mercantile Exchange Clearing Member Firms

ABN AMRO, Inc.
Active Energy Traders, Inc. (N)
ADM Investor Services, Inc.
Age Commodity Clearing Corp.
AIG Clearing Corp.
Banc of America Futures, Inc.
Banc One Capital Markets, Inc.
Barclays Capital, Inc.
Bear Sterns Securities Corp.
BNP Paribas Commodity Futures, Inc.
BP Corporation North America, Inc. (N)
BUCC Trading Corp. (N)
Cargill Investor Services, Inc.
Carr Futures, Inc.
Credit Lyonnais Rouse (USA), Ltd.
Deutsche Bank Securities, Inc.
FC Stone, L.L.C.
FIMAT USA, Inc.
George E. Warren Corporation
Goldman, Sachs & Co.
HSBC Securities (USA), Inc
J.P. Morgan Futures, Inc.
Lehman Brothers, Inc.
Man Financial, Inc.
MBF Clearing Corp.
Merrill Lynch, Pierce, Fenner & Smith (I)
Morgan Stanley & Co., Inc.
NIC Holding Corp. (N)
Phibro Energy Clearing, Inc.
Pioneer Futures, Inc.
Prudential Securities, Inc.
R.J. O'Brien & Associates, Inc.
Rand Financial Services Inc.
Refco, L.L.C.
Rosenthal Collins Group
Salomon Smith Barney, Inc.
SMW Trading Company, Inc.
Sterling Commodities Corp.
Term Commodities, Inc. (N)
The Bank of Nova Scotia (C)
Triland USA, Inc. (I on the NYMEX Division)
UBS Warburg, L.L.C.

Total Clearing Members: 42

(C) = COMEX Division Only
(I) = Inactive Clearing Member
(N) = NYMEX Division Only


 ----------------------------------------------------------------------------

----------------------------------------------------------            --------------------------------------------------------------
Light, Sweet                                          2002            Light, Sweet                                              2002
Crude Oil                                        [Graphic]            Crude Oil                                            [Graphic]
Volume                                                                Open Interest                              Futures:    580,793
                                       Futures: 45,679,468                                                                 [Graphic]
                                       Options: 11,460,857                                                       Options:  1,167,016

                    2001                              2000                                   2001                               2000
               [Graphic]                         [Graphic]                              [Graphic]                          [Graphic]
                                                                              Futures:    419,019                Futures:    407,646
    Futures: 37,530,568                Futures: 36,882,692                              [Graphic]                          [Graphic]
    Options:  7,726,076                Options:  7,460,052                    Options:    691,692                Options:    532,965
----------------------------------------------------------            --------------------------------------------------------------


----------------------------------------------------------            --------------------------------------------------------------
Light, Sweet Crude Oil                                                e-miNY(sm)
Calendar                                                              Crude Oil
Spread                                                                Volume and
Options                                                               Open Interest


                    2002                              2002                                   2002                               2002
               [Graphic]                         [Graphic]                              [Graphic]                          [Graphic]

                                    Year-End
     Volume:     96,638             Open Interest:  11,750                 Volume:    210,228             Open Interest:         352
----------------------------------------------------------            --------------------------------------------------------------

NYMEX Division Member Firms

AAA Capital Management, Inc.
AIG Energy Trading, Inc.
AIG International, Inc.
Amerada Hess Corp.
Banc of America, N.A.
Barclays Bank Plc.
Bluefin Energy, L.L.C.
Britannic Trading Ltd.
Canadian Imperial Bank of Commerce
Cargill, Inc.
CENEX Harvest States Cooperatives
Chevron, U.S.A., Inc.
CIBC World Markets Corp.
Cinergy Marketing & Trading, L.P.
Coral Structuring, L.L.C.
ConocoPhillips Company
Credit Lyonnais Rouse Derivatives PLC
Deutsche Bank, A.G.
DRW Commodities, L.L.C.
Duke Energy Merchants, L.L.C.
Duke Energy Trading & Marketing Services, L.L.C.
Dynegy Marketing and Trade
ELF Trading S.A.
El Paso Merchant Energy, L.P.
Engelhard Corp.
Enron N.A. Corp.
ExxonMobil Oil Corp.
Fortum Oil & Gas Oy
Gerald Metals, Inc.
Glencore Ltd.
Glencore Commodities, Ltd.
Global Companies, L.L.C.
Hess Energy Trading Co., L.L.C.
JAM Capital Corporation
J. Aron & Company
JP Morgan Chase Bank
Koch Supply & Trading, L.P.
Koltke Associates, Inc.
Louis Dreyfus Corp.
Man Group Finance, Inc.
Marathon Ashland Petroleum, L.L.C.
Mirant Americas Energy Marketing L.P.
MIECO, Inc.
Morgan Stanley Capital Group Inc.
OMG AG & Co. KG
PG&E Energy Trading-Gas Corp.
Phibro, Inc.
Plains Marketing L.P.
Reliant Energy Services, Inc.
Ronin Capital, L.L.C.
Sempra Energy Trading Corp.
Shell Trading (US) Company
Spear, Leads & Kellogg (I)
StatOil Marketing & Trading (US), Inc.
Sunoco, Inc.
Tewksbury Investment Fund, Ltd.
Transmontaigne Product Services, Inc.
Transworld Oil Ltd.
UBS AG
Valero Marketing & Supply Co.
Vitol Capital Management, Ltd.
Vitol S.A.
Vitol Refining Capital Management S.A.


-----------------------------------------------------------------------------

----------------------------------------------           ----------------------------------------------
Natural                                   2002           Natural Gas                               2002
Gas                                  [Graphic]           Open                       [Graphic]
Volume                                                   Interest                   Futures:    379,548

                           Futures: 24,357,792                                      [Graphic]
                           Options: 10,966,023                                      Options:    986,600


               2001                       2000                          2001                       2000
          [Graphic]                  [Graphic]           [Graphic]                  [Graphic]
                                                         Futures:    404,027        Futures:    353,093

Futures: 16,468,355        Futures: 17,875,013           [Graphic]                  [Graphic]
Options:  5,974,240        Options:  5,335,800           Options:    766,544        Options:    513,901
----------------------------------------------           ----------------------------------------------


----------------------------------------------           ----------------------------------------------
Natural Gas                                              e-miNY(SM)
Calendar                                                 Natural Gas
Spread                                                   Volume and
Options                                                  Open Interest

               2002                       2002                          2002                       2002
[Graphic]                                                [Graphic]
                         [Graphic]
                         Year-End                                                 [Graphic]
Volume: 4,936            Open Interest:  1,505           Volume: 67,981           Open Interest:     69
----------------------------------------------           ----------------------------------------------

COMEX Division MEMBER FIRMS

ABS Company
AIG International, Inc.
Asarco, Inc.
Barclays Bank Plc.
Birch Brokerage Company, Inc.
BUCC Trading Corp.
Capital Management Execution Services
CARR Futures, SNC
Chase Futures and Options, Inc.
CIBC World Markets Corp.
Commerzbank International, S.A.
Credit Lyonnais Rouse Ltd.
Crown Commodities, Inc.
Deutsche Bank AG
Dresdner Bank AG
Emerald Trading Group, L.L.C.
Engelhard Corp.
Gerald Metals, Inc.
Glencore Ltd.
Great Lakes, Inc.
Great Lakes Trading Group, Inc.
Growth Management Capital Corp.
H & M Trading Co.*
HSBC Bank USA
Hudson River Futures, L.P.
Interactive Brokers, Inc.
J. Aron & Company
J.D. Trading Co.
J.G. Trading Corp.
JP Morgan Chase Bank
Kachel, Spiller & Co.
KBI Group
Koch Supply and Trading, LP
Kottke Associates, Inc.
Millenium Futures Group, Inc.
Mintz & Co.
Mitsui Bussan Commodities Ltd.
Mitsui & Co. (USA), Inc.
Mitsui & Co. Precious Metals, Inc.
MKS Finance S.A.
Monarch Brass & Copper Corp.
Morgan Stanley Capital Group, Inc.
N.M. Rothschild & Sons Ltd.
NYAM L.L.C.
Pan-Asia Futures Co., Ltd.
PB Financial Services, Inc.
Pell Brothers Trading
Phibro, Inc.
Prime International Trading, Ltd.
Sabin Commodities, Inc.
Sabin Metal Corporation
SG Cowen Securities Corp.
Societe Generale
Standard Bank London
Sucden (UK) Limited
Sun Hung Kai Commodities Limited
Tewksbury Investment Fund Ltd.
Tradelink L.L.C.
UBS AG
William J. O'Reilly, Inc.
York Commodities, Inc.

     *Options Member Firm

--------------------------------------------------------------------------------

------------------------------------------------------           ------------------------------------------------------
Heating Oil                                       2002           Heating Oil                                       2002
Volume                                       [Graphic]           Open Interest                                [Graphic]
                                                                                                   Futures:     166,412
                                  Futures:  10,695,202                                                        [Graphic]
                                  Options:     602,170                                             Options:      70,894

                    2001                          2000                               2001                          2000
               [Graphic]                     [Graphic]                          [Graphic]                     [Graphic]
                                                                      Futures:    150,063          Futures:     124,664
     Futures:  9,264,472          Futures:   9,631,376                          [Graphic]                     [Graphic]
     Options:    704,972          Options:   1,385,968                Options:     66,188          Options:     147,976
------------------------------------------------------           ------------------------------------------------------

------------------------------------------------------           ------------------------------------------------------
Heating Oil
Calendar Spread
Options

                    2002                          2002
               [Graphic]                     [Graphic]

                                Year-End
     Volume:       1,022        Open Interest:     350
------------------------------------------------------

Senior Staff

J. Robert Collins, Jr.
President

Neal L. Wolkoff
Executive Vice President &
Chief Operating Officer

Christopher Bowen
Chief Administrative Officer &
General Counsel

Nachamah Jacobovits
Senior Vice President,
Corporate Communications

Thomas LaSala
Senior Vice President,
Compliance & Risk Management

Robert Levin
Senior Vice President,
Planning & Development

Lewis A. Raibley
Senior Vice President,
Finance

Stuart A. Smith
Senior Vice President,
Operations

Charles Bebel
Vice President, Clearing Operations

Michael Campanelli
Vice President,
COMEX Division Trading Floor Operations

Daniel Carr
Vice President, International Affairs

Patrick Conti
Vice President, Facilities

Suellen Galish
Vice President & Counsel

George Henderson
Vice President, Trading Floor Operations

M. Dawn Lowe
Vice President Membership Services

Barry Loyal
Vice President, Human Resources

Michael E. Lugo
Vice President, Internal Auditing

Thomas V. Mallon
Vice President, Special Projects

Arthur McCoy
Vice President, Financial Surveillance

Nancy Minett
Vice President, Compliance

Kai Neumann
Vice President, Technology

Brian Regan
Vice President & Counsel

Mark Seetin
Vice President, Government Affairs

Robin Zablow
Vice President, Corporate Governance

------------------------------------------------------------------------------22

------------------------------------------------------------------
Gasoline                                                2002
Volume                                             [Graphic]

                                         Futures: 10,979,736
                                            Options: 721,932

                           2001                         2000
                      [Graphic]                    [Graphic]
             Futures: 9,223,510           Futures: 8,645,182
             Options: 1,040,030           Options: 1,012,460
------------------------------------------------------------------

------------------------------------------------------------------
Gasoline                                                2002
Open                                               [Graphic]
Interest
                                            Futures: 115,123
                                                   [Graphic]
                                             Options: 47,984

                           2001                         2000
                      [Graphic]                    [Graphic]
               Futures: 120,738              Futures: 90,242
                      [Graphic]                    [Graphic]
                Options: 35,132              Options: 38,791
------------------------------------------------------------------

------------------------------------------------------------------
Gasoline
Calendar
Spread
Options

                           2002                         2002
                      [Graphic]                    [Graphic]
                                                    Year End
                  Volume: 1,087            Open Interest: 50
------------------------------------------------------------------

------------------------------------------------------           ------------------------------------------------------
Propane Futures                                   2002           Gold Volume                                       2002
Volume &                                     [Graphic]                                                        [Graphic]
Open Interest
                                  Volume:       12,826                                           - Futures:   9,018,183
                                             [Graphic]                                           - Options:   1,948,564
                                  Open Interest:   508

                    2001                          2000                               2001                          2000
               [Graphic]                     [Graphic]                          [Graphic]                     [Graphic]

     Volume:      10,566          Volume:       26,075
               [Graphic]                     [Graphic]              - Futures:  6,785,340        - Futures:   6,643,464
     Open Interest:  473          Open Interest:   907              - Options:  1,975,019        - Options:   2,083,414
------------------------------------------------------           ------------------------------------------------------

------------------------------------------------------           ------------------------------------------------------
Gold Open                                         2002           Coal Futures
Interest                                     [Graphic]           Volume &
                                  Futures:     206,914           Open Interest
                                             [Graphic]
                                  Options:     212,847


                    2001                          2000                               2002                          2001
               [Graphic]                     [Graphic]                          [Graphic]                     [Graphic]
    Futures:     115,963          Futures:     111,307                Volume:       4,124          Volume:        2,209
               [Graphic]                     [Graphic]                          [Graphic]                     [Graphic]
    Options:     201,976          Options:     302,517                Open Interest:  466          Open Interest:   199
------------------------------------------------------           ------------------------------------------------------

------------------------------------------------------           ------------------------------------------------------
Silver                                            2002           Silver                                            2002
Volume                                       [Graphic]           Open                                         [Graphic]
                                                                 Interest                          Futures:      80,920
                                - Futures:   3,135,564                                                        [Graphic]
                                - Options:     535,224                                             Options:      48,027


                    2001                          2000                               2001                          2000
               [Graphic]                     [Graphic]                          [Graphic]                     [Graphic]
                                                                      Futures:     63,101          Futures:      72,121
  - Futures:   2,569,198        - Futures:   3,117,017                          [Graphic]                     [Graphic]
  - Options:     483,386        - Options:     579,085                Options:     69,149          Options:      62,417
------------------------------------------------------           ------------------------------------------------------

------------------------------------------------------           ------------------------------------------------------

-----------------------------------------------------
Palladium                                        2002
Futures                                     [Graphic]
Volume &                              Volume:  41,053
Open Interest                               [Graphic]
                               Open Interest:   1,941

                  2001                           2000
              [Graphic]                     [Graphic]
        Volume:  25,925               Volume:  50,766
              [Graphic]                     [Graphic]
 Open Interest:   1,273        Open Interest:   1,848
-----------------------------------------------------


-----------------------------------------------------          -----------------------------------------------------
Platinum                                         2002          Platinum                                         2002
Volume                                      [Graphic]          Open                                        [Graphic]
                                                               Interest
                                    Futures:  219,771                                              Futures:    8,255
                                    Options:      456                                              Options:       15

                  2001                           2000                       2001                               2000
             [Graphic]                      [Graphic]                  [Graphic]                          [Graphic]

     Futures:  205,969              Futures:  320,924             Futures:  6,363                  Futures:    8,429
     Options:    1,813                Options:  7,065             Options:      3                  Options:      305
-----------------------------------------------------          -----------------------------------------------------



-----------------------------------------------------
Aluminum                                         2002
Futures                                     [Graphic]
Volume &                              Volume:  74,000
Open Interest                               [Graphic]
                               Open Interest:   9,345

                   2001                          2000
              [Graphic]                     [Graphic]
        Volume:  43,089               Volume:  46,099
              [Graphic]                     [Graphic]
 Open Interest:   3,259         Open Interest:  1,907
-----------------------------------------------------



-----------------------------------------------------          -----------------------------------------------------
Copper                                          2002           Copper                                           2002
Volume                                      [Graphic]          Open                                        [Graphic]
                                                               Interest
                                  Futures:  2,807,286                                              Futures:   80,174
                                  Options:     32,922                                              Options     3,387

                  2001                           2000                            2001                           2000
             [Graphic]                      [Graphic]                       [Graphic]                      [Graphic]

   Futures:  2,856,641             Futures: 2,778,124                Futures:  73,420               Futures:  69,752
   Options:     50,826             Options:    65,043                Options:  11,174               Options    5,190
-----------------------------------------------------          -----------------------------------------------------

Financial Information

This 10K is also available electronically on the Exchange website at www.nymex.com or in hard copy format by calling 212-299-2777.









The New York Mercantile Exchange, Inc., has attempted, wherever possible, to make statements in good faith by using words such as anticipates, believes, expects, and words and terms of similar substance in connection with any discussion of its present and future operations within the industry. Any forward-looking statements made by, or on behalf of, the Exchange involve a number of risks, trends, uncertainties, and other factors which may cause actual results to differ materially, including the Exchange's receipt of the necessary Commodity Futures Trading Commission approval; timely performance and cooperative effort of exchange and technology partners; and changes in financial or business conditions at the Exchange.

The servicemarks NYMEX, NEW YORK MERCANTILE EXCHANGE, and COMEX are registered in the United States Patent and Trademark Office. These marks are owned directly or indirectly by the New York Mercantile Exchange, Inc.

e-miNY is a service mark of Chicago Mercantile Exchange and New York Mercantile Exchange pursuant to agreement. GLOBEX is a registered trademark of Chicago Mercantile Exchange Inc. E-mini is a service mark of CME.